Exhibit 21

Subsidiaries of O'Sullivan Industries, Inc.

Name	Jurisdiction of Incorporation
O'Sullivan Industries - Virginia, Inc.	Virginia
O'Sullivan Furniture Factory Outlet, Inc.	Missouri